For Immediate Release: NR 12-7

EXETER PROVIDES UPDATE ON THE CASPICHE OXIDE GOLD HEAPLEACH PROJECT

Vancouver, B.C., October 3, 2012 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – "Exeter" or the "Company") is pleased to provide an update on the Caspiche gold-copper project in the Maricunga region of Chile. Recent activities have focused on enhancing and advancing the necessary engineering studies for the potential development of the extensive, near-surface, copper-free, oxide blanket at Caspiche as a relatively simple heap leach operation.

Activities completed include the following:

- An engineering study considering the feasibility of a power line extension from the nearby Maricunga mine supply to provide power requirements for a potential oxide heap leach operation.
- A geotechnical evaluation of the proposed Caspiche mine site, focused primarily on the footprint of the oxide heap leach operation.
- A hydrological and hydrogeological study on the Caspiche area, focused on the heap leach operation but also, where applicable, incorporating the overall mine (oxide plus sulphide) and process plant footprint.

Engineering Study – Power Line Extension:

Previous studies on the Caspiche oxide deposit considered that power would be supplied from generators installed at the project site. Exeter contracted POCH, an engineering group based in Chile but with offices and operations in Mexico, Colombia, the USA and Australia amongst others, to complete an engineering study to consider the feasibility of extending the existing Maricunga mine power line to Caspiche, a distance of 12 kilometres. The line would be used to supply power initially to the heap leach operation.

The cost of the extension of the power line and all associated electrical infrastructure and substations is estimated to be in the region of US$12 million ("M"), approximately US$10M less than that assumed in earlier studies utilizing on-site generators. More importantly, grid power would provide cheaper electricity to the operation.

The study includes the following key conclusions:

- There is sufficient capacity in both the existing substation connected to the National grid and the power line to the Maricunga mine to carry the additional load estimated for the Caspiche heap leach project.
- The power line extension would follow a reasonably smooth corridor and as such there are no additional construction constraints over and above those associated with the altitude at which the power line would be constructed.
- The power line corridor takes consideration of potential future installations associated with the larger concentrator project and does not interfere with them.

Geotechnical Evaluation:

Knight Piésold has completed a geotechnical evaluation of the Caspiche project area, which included a field campaign of 43 trenches, 18 drill holes and collecting some 90 samples. The objective was to test key sites to evaluate their suitability for process facilities and heap leach pads, amongst others.

The study conclusions show that the project can be built using conventional construction methodology with key parameters of:

- Conventional cut and fill slope angles ranging from 1.5 – 2:1.
- Earth fill slopes of 1.5:1.
- Foundation thicknesses of 1m or greater depending on size of structure.
- Compaction to be 95% of modified Proctor maximum dry density or to a minimum relative density of 80%.

In addition, the study calculated a preliminary estimate that more than 2,000,000 cubic metres of material suitable for concrete aggregate is available, largely eliminating the need to locate aggregate sources outside of the project construction area.

Caspiche Hydrology and Hydrogeological Study:

The study, conducted by Schlumberger Water Services ("SWS"), was focussed around the heap leach project and open pit, although consideration has been taken of the overall project footprint where applicable. SWS used Exeter's water level monitoring measurements from 24 drill holes, drilled two additional hydrogeological holes, carried out a field testing program of slug, packer and pumping tests and fitted 2 drill holes with vibrating wire piezometers for long term monitoring of water table changes.

Preliminary report conclusions include:

- A mean annual precipitation of 113 millimetres ("mm") was determined, of which 67 mm corresponds to precipitation as snow and 46 mm to precipitation as rain.
- At the latitude of the Caspiche project area, the bulk of the precipitation falls during the Chilean winter. Summer precipitation rates are low, reflecting the weak nature of the Bolivian winter effect at the relatively southerly latitude of the Caspiche study area.
- The hydrological modelling indicates that inflow to the surface of the waste rock dump is between approximately 0.6 and 1.08 litres/second (annual average) for the mean annual precipitation.
- The rate of water infiltration from the waste rock dump to the underlying groundwater system is very low. At the end of operations the dump would be capped, or alternatively measures put in place to remove snow cover from the dump surface with the possibility of reducing infiltration to zero.

Water Exploration

Exploration drilling for a new water source dedicated exclusively to the Caspiche project began in May before being curtailed by weather. A news release specific to water exploration drilling can be expected.

Exeter's Unique Position

Exeter Chairman, Mr. Yale Simpson states: "Exeter is in a unique position for a junior explorer. We have a world class gold-copper asset in an excellent jurisdiction, $57 million cash and no debt. In my view the current share price does not reflect the potential future value of the Company, a value that, if realized, could well be a multiple of our current valuation given a further improvement in metal prices and economic conditions. Another Caspiche-size deposit has not been found for years, simply because they are increasingly scarce in a world starved for natural resources."

Mr Jerry Perkins, Vice President Operations a qualified person as defined in NI 43-101, is responsible for preparing the information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the

Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.).

The Caspiche discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing this world class discovery. Current activity on the project includes engineering, metallurgical, environmental and water studies. The Company currently has cash reserves of CDN$57 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact:
B. Roxburgh, President or
Rob Grey, VP Corporate Communications
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free: 1.888.688.9592

Suite 1660, 999 West Hastings St.
Vancouver, BC Canada V6C 2W2
exeter@exeterresource.com

Safe Harbour Statement – This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company's belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company's agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company's common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company's Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.